SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
HOURLY EMPLOYEE SAVINGS
PLAN PLUS

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Audited Financial Statements

Year ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

Report of Independent Auditors

Plan Administrator
Lockheed Martin Corporation Hourly Employee
Savings Plan Plus

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus as of December 31, 2001 and 2000, and the statements of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits and the related statement of changes in net assets and trust balances for the year ended December 31, 2001, for the Plan and the Master Trust, respectively. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001, and the net assets of the Master Trust at December 31, 2001 and 2000 and the changes in its net assets and trust balances for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

June 18, 2002

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
	(In thousands)	
Assets		
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	**$ 757,132**	$744,107
Contributions receivable:		
Employees	**1,032**	1,153
Lockheed Martin Corporation	**384**	399
Net assets available for benefits	**$ 758,548**	$745,659

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001
(In thousands)

Net assets available for benefits at beginning of year	$ 745,659
Additions to net assets:	
Contributions:	
Employees	27,879
Lockheed Martin Corporation, net of forfeitures	10,023
Net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	42,364
Total additions	80,266
Deductions from net assets:	
Distributions and withdrawals	65,781
Distributions of dividends	1,596
Total deductions	67,377
Net assets available for benefits at end of year	$ 758,548

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Notes to Financial Statements

December 31, 2001

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus (the Plan) are prepared based on the accrual method of accounting. Benefits are recorded when paid. The assets of the Plan principally are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin Corporation (Lockheed Martin or the Corporation) and State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding at each month-end during the year, except for participant loans, which are based on actual loan balances of each plan's participants. Direct administrative expenses are paid by the Master Trust and allocated to each of the participating plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation.

Cash dividends declared on Lockheed Martin stock allocated to participants' accounts under the Employee Stock Ownership Plan Fund (ESOP Fund) will be distributed to participants. In order for dividends to be distributed to participants, the Corporation's stock must be held under the ESOP fund on the record date for the dividend. Any distribution of dividends to participants must not occur later than 90 days following the plan year in which the dividend was paid. The Lockheed Martin Common Stock Fund also invests in shares of Lockheed Martin common stock and any dividends received are automatically reinvested in shares of Lockheed Martin common stock.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, in particular the determination of fair value of investments for which market values are not readily available. Actual results could differ from those estimates.

2. Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all hourly employees in groups to which the Plan is extended by Lockheed Martin, including employees employed in the United States and U.S. citizens working abroad.

Contributions

Covered employees are eligible to enroll in the Plan after completion of six months of service for permanent full-time or part-time employees who have earned 1,000 hours of service within the 12-month period following the date of hire or in any subsequent calendar year. Collective bargaining agreements determine whether employees will make contributions based on a flat dollar amount or a percentage of pay. In general, participant contributions range from $1 to $100 weekly. Eligible business units generally receive an employer contribution equal to 60% of participant contributions, subject to certain limitations as stipulated in the Plan Document. Substantially all employer contributions to the Plan consist of the Corporation's common stock invested in the ESOP Fund, except for matching contributions on behalf of Fort Worth participants, which are made in cash and do not constitute ESOP contributions. Participants may not transfer Company matching contributions out of the ESOP Fund before they reach age 55.

Participants are 100% vested in the value of employer contributions.

Participants' contributions may be invested in one or more of the available investment funds at the participant's election. Investment elections may be changed on an unlimited basis.

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and the investment earnings of the individual funds in which the account is invested.

2. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the terms of collective bargaining agreements. In the event of termination, participants will receive a payment equal to the total value of their accounts.

ESOP Feature

Each month, the participant's account under the ESOP feature of the Plan is credited with the number of shares equal to the value of the (i) total dollar amount of the contribution that the participant has directed to be invested in the ESOP Fund and (ii) the total dollar amount of the employer contribution allocated to such participant's account under the ESOP feature. Cash contributions to the ESOP Fund are used to purchase shares of the Corporation's common stock on the open market.

3. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the ESOP Fund, a nonparticipant-directed investment fund, is as follows:

	December 31	
	2001	**2000**
	(In thousands)	
Net assets:		
Investments at quoted fair value:		
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust:		
Common stock	**$ 177,963**	$124,845
Contributions receivable:		
Lockheed Martin Corporation	**256**	278
	$ 178,219	$125,123

3. Nonparticipant-Directed Investments (continued)

	Year ended December 31, 2001
	(In thousands)
Changes in net assets:	
Contributions:	
Employees	$ 3,256
Lockheed Martin Corporation	6,870
Net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust:	
Interest and dividends	2,185
Net realized and unrealized gain	45,823
Distributions and withdrawals	(3,442)
Distributions of dividends	(1,596)
	$ 53,096

4. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan is qualified under Internal Revenue Code (Code) Section 401(a) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Master Trust

The Plan's interest on the Master Trust's net assets as of December 31, 2001 and 2000 was 5.86% and 5.89%, respectively. The audited financial statements of the Master Trust attached to these financial statements contain additional information concerning the Plan's interest in the Master Trust.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statements of Net Assets

	December 31 2001	December 31 2000
	(In thousands)	
Assets		
Cash	**$ –**	$ 984
Investments at quoted fair value:		
Cash equivalents	**545,822**	1,088,085
U.S. government securities	**–**	711,064
Corporate debt securities	**304,889**	477,322
Common stock—Lockheed Martin Corporation	**3,566,788**	2,613,082
Common stock—other	**–**	246,388
Mutual funds	**2,631,389**	3,122,245
Common/collective trust	**1,470,402**	1,817,291
Commingled investment fund	**2,652,995**	1,772,412
Self-managed accounts	**92,394**	–
Loans secured by residential mortgages	**–**	1,618
Total investments at quoted fair value	**11,264,679**	11,849,507
Investments at estimated fair value:		
Common/collective trust—Lockheed Martin Short-Term Investment Fund	**1,376,360**	454,254
Participant loans	**257,292**	265,519
Total investments at estimated fair value	**1,633,652**	719,773
Investments at contract value:		
Guaranteed investment contracts	**2,218**	20,051
Other assets:		
Dividends and interest receivable	**10,147**	41,824
Due from broker	**16,354**	–
Total assets	**12,927,050**	12,632,139
Liabilities		
Administrative expenses payable	**644**	3,149
Net assets	**$ 12,926,406**	$ 12,628,990

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statement of Changes in Net Assets and Trust Balances

Year ended December 31, 2001
(In thousands)

Net assets at beginning of year	$ 12,628,990
Additions to net assets:	
Contributions:	
Employees	604,898
Lockheed Martin Corporation	219,860
Total contributions	824,758
Investment income:	
Dividends and interest	241,031
Net realized and unrealized gain	338,315
Total additions	1,404,104
Deductions from net assets:	
Distributions and withdrawals	1,082,695
Administrative expenses	5,135
Distributions of dividends	19,331
Total deductions	1,107,161
Net transfer from other trusts	473
Net assets at end of year	$ 12,926,406

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements

December 31, 2001

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) are prepared based on the accrual method of accounting.

The Master Trust holds the assets of various defined contribution plans of Lockheed Martin Corporation (Lockheed Martin or the Corporation). The trustee of the Master Trust is State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

1. Accounting Policies (continued)

Percentage ownership of the Master Trust is as follows:

Name of Plan	Plan Number	Interest in Master Trust as of December 31 2001	2000
Lockheed Martin Corporation Salaried Savings Plan EIN #52–1893632	017	89.23%	89.43%
Lockheed Martin Corporation Hourly Employee Savings Plan Plus EIN #52–1893632	018	5.86%	5.89%
Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees EIN #52–1893632	055	2.54%	2.34%
Lockheed Martin Corporation Operations Support Savings Plan EIN #52–1893632	033	1.24%	1.18%
Lockheed Martin Corporation Basic Benefit Plan for Hourly Employees EIN #52–1893632	021	0.29%	0.33%
Lockheed Martin Corporation Capital Accumulation Plan EIN #52–1893632	019	0.46%	0.46%
Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees EIN #52–1893632	040	0.29%	0.28%
Lockheed Martin Corporation Savings & Investment Plan for Hourly Employees EIN #52–1893632	054	0.03%	0.03%
Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees EIN #52–1893632	020	0.05%	0.05%
Lockheed Martin Performance Sharing Plan for Puerto Rico Employees EIN #52–1893632	075	0.01%	0.01%
		100.00%	100.00%

1. Accounting Policies (continued)

Plan assets held by the Master Trust are invested in various funds. Fair values of the underlying securities in the S&P 500 Indexed Equity Fund, the Stable Value Fund, the Pyramid Broad Market Bond Index Fund (effective April 1, 2001), the Small/Mid-Cap Indexed Equity Fund (effective April 1, 2001), the Securities Fund (terminated March 31, 2001), the Intermediate U.S. Government Bond Fund (terminated March 31, 2001), the Long-Term Investment Grade Bond Fund (terminated March 31, 2001), the Aggressive Asset Allocation Fund (effective April 1, 2001), the Moderate Asset Allocation Fund (effective April 1, 2001), the Conservative Asset Allocation Fund (effective April 1, 2001), and the Self-Managed Account Option (effective April 2, 2001) are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the average bid quotations for those securities traded in over-the-counter markets or at fair value as determined by the Trustee for securities for which there is not an established market. Fair values of the Investment Company of America Fund, the New Perspective Fund, the Vanguard Windsor Fund, the American Century Growth Fund, and the Putnam International Growth Fund (effective April 1, 2001) are determined by the closing prices on the last business day of the year. Certain funds also include an investment in the State Street Global Advisors Short-Term Investment Fund, which is stated at cost, which approximates market value. Loans to participants are valued at outstanding balances, which approximate fair market value.

Effective April 2, 2001, the Corporation made available to all Plans, except for the Savings and Investment Plan for Hourly Employees, a Self-Managed Account Option (SMA Option) whereby a participant may elect to invest up to 50% of the participant's transferable account balance in stocks, mutual funds, or bonds at the participant's direction. No investment contribution may be made directly to the SMA Option. A participant's initial spot transfer to the SMA Option must be in the amount of at least $3,000, and subsequent transfers must be in the amount of at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA Option.

Investments in common stock are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions.

1. Accounting Policies (continued)

Guaranteed investment contracts in the Stable Value Fund are fully benefit responsive, as defined in the American Institute of Certified Public Accountants' Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans.* A fully benefit responsive investment contract provides a liquidity guarantee, by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. Guaranteed investment contracts are unallocated insurance contracts stated at contract value (contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and administrative expenses), which approximates fair value. Interest on these contracts is compounded and credited daily. Current interest rates are declared on each successive calendar quarter. Current interest rates stay in effect through the end of the following calendar year for contributions received during that calendar quarter. The crediting interest rates for the contracts as of December 31, 2001 and 2000 ranged from 6.72% to 7.19% and 5.90% to 9.81%, respectively. The average yield for 2001 and 2000 was 6.97% and 6.76%, respectively.

Investment transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

2. Description of Trust

The following description of the Master Trust provides only general information. Plan participants should refer to the Master Trust agreement for a more complete description of the Master Trust's provisions.

2. Description of Trust (continued)

Plan assets held by the Master Trust are invested in various funds. Within certain funds, a Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, is used as a temporary investment to hold contributions from the day the funds are transferred from the Corporation to the Trustee until the day the funds are invested to meet the specific investment objectives of that fund. Occasionally the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2001 and 2000, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund are credited to participants' accounts. Additionally, the Short-Term Investment Fund may hold contributions designated for a longer duration.

Direct administrative expenses are paid by the Master Trust and allocated to the Plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation.

3. Investments

The net realized and unrealized gain (loss) in fair value of investments is as follows:

	Year ended December 31, 2001
	(In thousands)
Investments at quoted fair value:	
U.S. government securities	$ 8,869
Corporate debt securities	1,690
Common stock—Lockheed Martin Corporation	940,301
Common stock—other	(25,739)
Mutual funds	(444,941)
Common/collective trust	(206,649)
Commingled investment fund	64,761
Loans secured by residential mortgages	23
Net realized and unrealized gain	$ 338,315

4. Parties-in-Interest Transactions

The S&P 500 Indexed Equity Fund and the Small/Mid-Cap Indexed Equity Fund are funds sponsored by the Trustee. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Hourly
Employee Savings Plan Plus

Date June 21, 2002

Thomas F. Kinstle, Vice President,
Benefit Services

EXHIBIT 23

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-58097) pertaining to the Lockheed Martin Corporation Hourly Employee Savings Plan Plus of Lockheed Martin Corporation of our report dated June 18, 2002, with respect to the financial statements of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus and the Lockheed Martin Corporation Defined Contribution Plans Master Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

McLean, Virginia
June 18, 2002